Exhibit 99.1

Northcore Technologies Inc. 302 The East Mall, Suite 300 Toronto, ON M9B 6C7 Tel: 416 640-0400 / Fax: 416 640-0412 www.northcore.com (TSX: NTI; OTCBB: NTLNF)

For Immediate Release

NORTHCORE PROVIDES YEAR END UPDATE

Company Stronger and Positioned for Growth in 2012

Toronto, Ontario – December 28, 2011 – Northcore Technologies Inc. (TSX: NTI; OTCBB: NTLNF), a global provider of asset management and social commerce solutions is pleased to provide a year-end update on recent activities.

Over the past six month period Northcore has implemented significant changes that have yielded substantial incremental progress in all core attributes of the company. The areas of focus have been definition and internalization of a new strategic vision, delivery of continuous sequential improvements to the company balance sheet and securing adequate funding to execute the evolving plan.

Some of the important achievements during this period were:

•	The execution of major changes to the company’s Board of Directors and management team, including the appointment of Amit Monga to the role of Chief Executive Officer;
•	The formation of a dedicated Social Commerce Group to focus on new business acquisition in this fast growing area;
•	The receipt of over $2 million in proceeds from the exercise of warrants;
•	Identification of a series of high growth opportunities for the Northcore Intellectual Property portfolio;
•	The launch of its first Social Commerce client and group purchase platform;
•	The re-launch of the Northcore corporate Web presence including major additions related to Intellectual Property and Social Commerce;
•	A series of new partnerships, agreements, and customer renewals;
•
New progress in the Public Sector domain with an award of Vendor of Record status by the Ontario Government and an agreement to provide the technology for the Irish Government Health Service Executive sourcing pilot;

•	The formation of Northcore Labs to target the creation and acquisition of Intellectual Property;
•	The acquisition of Discount This asset base, inclusive of unique Intellectual Property;
•	The opening of a U.S. based sales and deployment office in Naples, Florida; and
•	The extinguishment of all non-operational debt from the company.

Northcore Provides Year End Update

“As fiscal 2011 draws to a close, I look back on my first six months at Northcore with a sense of pride in our accomplishments," said Amit Monga, CEO of Northcore Technologies. "We have been able to define a solid strategic vision centred around Enterprise Software, Social Commerce initiatives and Intellectual Property. We have now made important progress in all three areas. The company is positioned to exit the year debt free, with consecutive improvements to the balance sheet and in recent receipt of $900,000 of additional funding. I look forward to 2012 with optimism, enthusiasm and the strong belief that Northcore and our shareholders will be rewarded for their efforts and patience."

This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

About Northcore Technologies Inc.

Northcore Technologies provides enterprise level software products and services that enable its customers to purchase, manage and dispose of capital equipment. Utilizing award-winning, multi-patented technology, as well as powerful, holistic Social Commerce tools, Northcore's solutions support customers throughout the entire asset lifecycle.

Northcore has earned the trust and loyalty of customers from a wide range of organizations across many different industry sectors.

Northcore owns 50 percent of GE Asset Manager, LLC, a joint business venture with GE and holds a substantial intellectual property portfolio.

For more information, visit northcore.com

This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.  These include, among others, statements about expectations of future revenues, cash flows, and cash requirements.  Forward-looking statements are subject to risks and uncertainties that may cause Northcore’s results to differ materially from expectations.  These risks include the Company’s ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company’s Form 20-F filed with the Securities and Exchange Commission.  Accordingly, there is no certainty that the Company's plans will be achieved.  Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, on SEDAR (the System for Electronic Document Analysis and Retrieval at www.sedar.com) and the US Securities and Exchange Commission.  This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities of the Company in any jurisdiction.

Northcore Provides Year End Update

Contact:
Northcore Technologies Inc.
Investor Relations
Tel: (416) 640-0400 ext. 273
Fax: (416) 640-0412
E-mail: InvestorRelations@northcore.com